UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

SEER, INC.
(Name of Issuer)

Class A Common Stock, $0.00001 par value per share
(Title of Class of Securities)

81578P 106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81578P 106	Page 2

1	NAME OF REPORTING PERSON: Omid Farokhzad
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) (b)
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,247,713(1)(2)
	6	SHARED VOTING POWER 4,821,461(2)(3)
	7	SOLE DISPOSITIVE POWER 2,247,713 (1)(2)
	8	SHARED DISPOSITIVE POWER 4,821,461(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,069,174(1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 11.8(2)(4)(5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
(1) Consists of (i) 279,223 shares of Class A common stock held of record by Omid Farokhzad (the “Reporting Person”) and (ii) 1,968,490 shares of Class A common stock subject to options exercisable within 60 days of December 31, 2020. Of the reported shares, 73,328 are subject to the Issuer’s repurchase right as of December 31, 2020.
(2) Each share of Class B common stock is convertible at any time into one share of Class A common stock.
(3) Consists of (i) 102,915 shares of Class A common stock and 1,914,809 shares of Class B common stock held of record by Dynamics Group LLC for which the Reporting Person serves as the sole member and (ii) 2,803,737 shares of Class B common stock held of record by SAF-BND Trust for which the Reporting Person’s spouse serves as trustee. The Reporting Person disclaims beneficial ownership of the shares held by the SAF-BND Trust.
(4) Based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 53,395,319 shares of Class A common stock outstanding as of December 31, 2020, as reported in the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 25, 2021 (the “S-1”); (ii) 4,718,546 shares of Class B common stock beneficially owned by the Reporting Person; and (iii) 1,968,490 shares of Class A common stock subject to options exercisable within 60 days of December 31, 2020. The aggregate number of shares of Class B common stock beneficially owned by the Reporting Person as set forth in clause “(a)” of this footnote are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(5) Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. There were 5,865,732 shares of Class B common stock outstanding as of December 31, 2020, as reported in the S-1, including the 4,718,546 shares of Class B common stock beneficially owned by the Reporting Person as set forth in footnote “(4)” above. The percentage reported does not reflect the ten for one voting power of the Class B common stock because these shares are treated as converted into Class A common stock for the purpose of this report.

Item 1

(a) Name of Issuer:
Seer, Inc.
(b) Address of Issuer’s Principal Executive Offices:
3800 Bridge Parkway, Suite 102
Redwood City, California 94065

Item 2
(a) Names of Person Filing:
    Omid Farokhzad

(b) Address or principal business office or, if none, residence:

The address for the principal business office of Dr. Farokhzad is:

c/o Seer, Inc.
3800 Bridge Parkway, Suite 102
Redwood City, California 94065

(c) Citizenship:
United States
(d) Title and Class of Securities:
Class A common stock, par value, $0.00001 per share.
(e) CUSIP No.:

81578P 106
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4. Ownership

(a) Amount beneficially owned: 7,069,174

(b) Percent of class: 12.2

(c) Number of shares as to which the person has:

    (i) Sole power to direct the vote: 2,247,713(1)(2)

    (ii) Shared power to direct the vote: 4,821,461(2)(3)

    (iii) Sole power to dispose or to direct the disposition of: 2,247,713(1)(2)

    (iv) Shared power to dispose or to direct the disposition of: 4,821,461(2)(3)

(1) Consists of (i) 279,223 shares of Class A common stock held of record by Omid Farokhzad (the “Reporting Person”) and (ii) 1,968,490 shares of Class A common stock subject to options exercisable within 60 days of December 31, 2020. Of the reported shares, 73,328 are subject to the Issuer’s repurchase right as of December 31, 2020.

(2) Each share of Class B common stock is convertible at any time into one share of Class A common stock.

(3) Consists of (i) 102,915 shares of Class A common stock and 1,914,809 shares of Class B common stock held of record by Dynamics Group LLC for which the Reporting Person serves as the sole member and (ii) 2,803,737 shares of Class B common stock held of record by SAF-BND Trust for which the Reporting Person’s spouse serves as trustee. The Reporting Person disclaims beneficial ownership of the shares held by the SAF-BND Trust.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2021

/s/ Omid Farokhzad
Omid Farokhzad